July 31, 2017

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Anu Dubay

Re: Pear Tree Funds
File Nos. 333-102055 and 811-03790

Ladies and Gentlemen:

We serve as counsel to Pear Tree Funds, a Massachusetts business trust (the "Registrant") and an investment company currently registered with the Commission under the Investment Company Act of 1940, as amended (the "1940 Act").  On June 29, 2017, you provided us with certain oral comments from the Staff of the Commission to the Registrant's Post-Effective Amendment (the "Amendment") to its Registration Statement on Form N-1A (the "Registration Statement"), amendment no. 62 under the Securities Act of 1933, as amended (the "Securities Act"), and amendment no. 64 under the 1940 Act.  The Amendment was filed with the Commission on June 2, 2017 under Rule 485(a)(1) under the Securities Act.  We are responding on behalf of the Registrant to those comments.

Each of your comments is printed below in italics.  The Registrant's response follows in regular type.

1. With respect to the fee table presented for each Pear Tree Fund in accordance with Item 3 of Form N-1A, please confirm whether the "Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement" for R6 Shares should be "N/A".

The Registrant confirms that for those Pear Tree Funds for which there is no management fee waiver (i.e., Pear Tree Polaris Small Cap Fund ("Small Cap Fund") and Pear Tree PanAgora Risk Parity Emerging Markets Fund ("Risk Parity Fund")), the entry for "Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement" for R6 Shares should reflect that there is no applicable fee waiver or expense reimbursement.  For the remaining Pear Tree Funds that are subject to a fee waiver and/or expense reimbursement agreement, there should be an entry but it should only reflect the amount of the management fee waiver.

2. With respect to each Pear Tree Fund, please confirm that the Registrant has filed as an exhibit to the Registration Statement a copy of each fee waiver referred to in the Registration Statement.

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U.S. Securities and Exchange Commission
July 31, 2017

The Registrant confirms that immediately after the filing of amendment no. 63 to the Registration Statement under the Securities Act and no. 65 to the Registration Statement under the 1940 Act, the Registrant will have filed as exhibits to the Registration Statement copies of all currently applicable fee waiver and expense reimbursement agreements.

3. With respect to each Pear Tree Fund, please confirm that no fee waiver includes any term providing for expense recoupment.

The Registrant confirms that no fee waiver or expense reimbursement agreement currently applicable to any Pear Tree Fund includes any term providing for expense recoupment by Pear Tree Advisors, Inc. (the "Manager") or any of its affiliates.

4. With respect to each Pear Tree Fund, explain why the manager is waiving certain transfer agent fees only for Institutional Shares rather than for all three share classes.

The Manager believes that the transfer agency services that it (as the Registrant's transfer agent) provides to the Registrant currently differ by share class.  The current fee waivers/expense reimbursement arrangements are intended to reflect those differences and more accurately allocate those expenses among each Pear Tree Fund's shareholders.

5. The Summary Section of the Prospectus applicable to Small Cap Fund, in the section "Principal Investment Strategies," states that Small Cap Fund considers small-cap issuers to include collective investment funds that invest at least 80 percent of their net assets in similar securities issued by other small cap issuers.  If the collective investment funds only may be registered investment funds, please state.  If the collective investment funds include unregistered vehicles, please state.

The Registrant has made the change as requested.

6. For all funds that rely on Rule 35d-1(a)(2)(i) or Rule 35d-1(a)(3)(i) under the 1940 Act for purposes of complying with Section 35(d) of the 1940 Act (i.e., the "80-percent test") and which invest in derivatives, please confirm that for purposes of complying with Rule 35d-1(a)(2)(i), derivatives are valued at "marked-to-market" rather than at their notional value.

The Registrant confirms that with respect to all Pear Tree Funds that rely on Rule 35d-1(a)(2)(i) or Rule 35d-1(a)(3)(i), that is, all Pear Tree Funds other than Pear Tree Quality Fund ("Quality Fund"), derivatives are valued using their present market value or fair value (i.e., "marked-to-market") rather than their notional value.

7. The Summary Section of the Prospectus applicable to Small Cap Fund, in the section "Principal Investment Risks," states that a principal investment risk of Small Cap Fund is "Sector Risk."  Please disclose the specific sector or sectors that pose a risk to Small Cap Fund and the risks of investing in that sector or those sectors.

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U.S. Securities and Exchange Commission
July 31, 2017

The Registrant respectfully declines to make the changes as requested.  As previously discussed with the Staff, the Registrant's position has been, and continues to be, that its current disclosure with respect to Small Cap Fund's investments in certain industry sectors is consistent with Item 9(b), instruction 4 to Form N-1A.

8. With respect to Quality Fund, please include in the sections of the Registration Statement responding to Items 4 and 9 of Form N-1A, a definition of what the Registrant means by the term "Quality."  The Staff notes that the target fund's prospectus includes a definition of "quality."

The Registrant believes that the current description of Quality Fund's principal investment strategies in response to Items 4 and 9 already provides a description of what the Registrant means by the term "quality."  Among other things, that description states that Quality Fund will invest principally in "large companies" (as defined) as well as in the securities of a "well-managed mutual fund," which could reasonably be considered as indicia of quality.

The Registrant recognizes that the current prospectus of Quality Fund's target fund states that the investment manager of the target fund seeks to achieve that fund's investment objective by investing primarily in equities of companies that the manager believes to be "high quality," and then defines what it means by "high quality."  The Registrant does not use the term "high quality" nor state that it invests in securities of companies that it believes are high quality.

9. With respect to Quality Fund, in response to Item 4(b)(2) (the risk/return bar chart and table), the Registrant has added "A Note on Performance." In that note, it states that returns shown prior to a class's commencement date are returns of Ordinary Shares that have been recalculated to reflect the gross fees and expenses of that Class.  Assuming that the Ordinary Share expenses are greater than the expenses of the other two classes, the returns cannot be adjusted for the period before the start date of the other two classes.

The Registrant has made the change as requested.

10. The Summary Section of the Prospectus applicable to Pear Tree PanAgora Emerging Markets Fund ("Emerging Markets Fund"), in the section "Principal Investment Strategies," states that Emerging Markets Fund may invest more than 25 percent of its assets in a particular region.  If Emerging Markets Fund is significantly invested in a particular region, please disclose the specific region or regions in the "Principal Investment Strategies" section and identify the risks of the particular region in the "Principal Investment Risks" section.

The Registrant believes that the current description of Emerging Markets Fund's principal investment strategies is accurate.  From time to time, Emerging Markets Fund may invest a significant portion of its assets (but less than 25 percent) in a particular geographic region.  It does not, however, have a principal investment strategy of investing in a particular geographic region.

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U.S. Securities and Exchange Commission
July 31, 2017

11. Please disclose the extent to which the Emerging Markets Fund is currently invested in Risk Parity Fund.

The Registrant has made the change generally as requested.

12. In the "How to Redeem" section of the Prospectus, in the section "Payment of Redemption Amount," for each Pear Tree Fund, please disclose all methods used to meet redemption requests, whether they are used regularly or only in stressed market conditions.

The Registrant has made the change as requested.

13. In the How to Redeem Section of the Prospectus, in the section "Redemptions In-Kind," for each Pear Tree Fund, please disclose all methods used to meet redemption requests in stressed market conditions.

The Registrant has made the change as requested.

14. In the section "Calculation of Net Asset Value," the Registrant discloses that derivatives are valued using their present market value or fair value, but it does not state for what purposes.  Please clarify.

The Registrant believes that the current disclosure accurately describes that the Registrant's purpose of valuing derivatives using their present market value or fair value.  The initial sentence of that paragraph states "[i]n determining a Pear Tree Fund's net asset value for purposes of selling, redeeming and exchanging Pear Tree Fund shares, as well for complying with limitations on portfolio holdings . . . ."  In light of the Staff's comment 6, above, however, the Registrant has amended that disclosure to note that it also will apply to compliance with certain regulatory requirements.

15. In the Statement of Additional Information, under "Investment Restrictions on the Pear Tree Funds," in applying the concentration policy to any Pear Tree fund, please consider any investment fund, regardless of whether such fund is part of the same "group of investment companies."

The Registrant respectfully declines to make the change as requested.  At any one time, the Registrant has access to the investment holdings of all Pear Tree Funds, that is, funds that are part of the "same group of investment companies," as that term is defined in Section 12(d)(1)(G) of the 1940 Act.  If one Pear Tree Fund holds shares of another Pear Tree Fund, it would be able to consider the combined holdings of both funds when determining compliance with the concentration policy of one Pear Tree Fund.  The Registrant, however, does not have current access to the portfolio holding shares of investment companies that are not part of the same group, and thus, cannot make the determination requested by the Staff.

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U.S. Securities and Exchange Commission
July 31, 2017

Please call me at (617) 338-2961 if you have any question or if you would like to discuss this matter further.

Very truly yours,

/s/ John Hunt

 John Hunt

JH/hex

Cc: Deborah A. Kessinger, Pear Tree Advisors, Inc.
      Laura E. Miller

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